UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                    to
Commission File No. 001-02217
WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan)
(Name of issuer of the securities held pursuant to the plan)
One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer's principal executive offices)

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011
and for the Year Ended December 31, 2012

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011
and for the Year Ended December 31, 2012

Table of Contents
Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

To the Trustees
Western Container Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Western Container Corporation Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Dallas, Texas
July 15, 2013

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011
ASSETS
Investments at fair value (Notes 3 and 4):
Pooled separate accounts	$27,162,962	$28,046,596
Mutual funds	1,169,157	—
Guaranteed interest accounts	2,375,619	4,298,216
Investment contract	1,443,328	—
Common stock	1,745,545	1,602,072
Total investments	33,896,611	33,946,884
Receivables:
Employer contributions	—	41,017
Participant contributions	—	57,473
Due from broker	20,000	—
Notes receivable from participants	1,815,277	2,331,709
Total receivables	1,835,277	2,430,199
Net assets available for benefits	$35,731,888	$36,377,083
See Notes to Financial Statements.

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2012

Additions to net assets attributed to:
Net appreciation in fair value of investments (Note 3)	$3,746,862
Interest income	40,975
Dividends	56,867
Interest income on notes receivable from participants	82,985
Contributions:
Employer	1,376,466
Participants	1,979,150
Rollovers	49,609
Total additions	7,332,914
Deductions from net assets attributed to:
Benefits paid to participants	7,959,641
Administrative expenses	18,468
Total deductions	7,978,109
Net decrease in net assets available for benefits	(645,195)
Net assets available for benefits:
Beginning of year	36,377,083
End of year	$35,731,888
See Notes to Financial Statements.

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Note 1.	Description of the Plan

The following description of the Western Container Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan offered by Western Container Corporation (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration: The Plan is administered by the Company which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan.  The Plan Administrator has engaged a third party, Principal Life Insurance Company (Principal), to provide recordkeeping and administrative services. Administrative costs applicable to the Plan, except certain contract administrator fees, are paid by the Company.

Plan amendment: The Plan was amended effective January 1, 2011 to comply with the requirements of the Worker, Retiree, and Employer Recovery Act of 2008 (WRERA) and the Small Business Jobs Act of 2010 (SBJA).

Eligibility: Employees who have completed 60 days of service, as defined by the Plan, are eligible to participate and are admitted to the Plan the beginning of the month following the date of eligibility.

Contributions: Each year, participants may contribute up to 100% of pretax annual compensation as defined in the Plan, subject to certain maximum limitations imposed by the IRC ($17,000 for 2012). Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions, subject to the maximum limit imposed by the IRC ($5,500 for 2012). Participants may also contribute amounts representing distributions from other eligible retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Each year, the Company matches 100% of participant contributions up to 6% of the participant's compensation. As of January 1, 2005, participants are automatically enrolled in an elective deferral contribution of 6% of compensation, unless the participant affirmatively elects a different percentage or elects not to make an elective deferral contribution. Rollover contributions are allowed if they meet certain requirements.

Participant accounts: Each participant's account is credited with the participant's contributions, as directed by the participant, and any Company matching contribution and allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment options: The Plan provides that contributions shall be invested in any one or more of the available investment accounts. Participants may change their investment options any time throughout the year via internet or direct phone access to Principal Life Insurance Company.

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1.	Description of the Plan (Continued)

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer contributions of their accounts is based on years of continuous service, noted as follows:

Years of Vesting	Vesting Service Percentage
Less than 1 year	0%
1 year	30%
2 or more years	100%

Payment of benefits: On termination of service due to death, disability or retirement, a participant may elect to receive benefits as either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or by various types of installment plans set forth in the Plan document. For termination of services due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Notes receivable from participants: Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to 50% of their vested account balance, excluding Coca-Cola Company stock, not to exceed $50,000. Participants may have no more than one loan outstanding and no more than one loan approved in any 12-month period. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. The interest rates on outstanding loans at December 31, 2012 range from 4.25% to 9.25% with maturities through 2025. Principal and interest are paid ratably through payroll deductions.

Forfeitures: Plan assets included unallocated forfeitures of approximately $3,000 at December 31, 2011. There were no unallocated forfeitures at December 31, 2012. Amounts forfeited during 2012 were approximately $18,700. Forfeitures were used to reduce employer contributions by approximately $21,700 for the year ended December 31, 2012.

Note 2.	Summary of Significant Accounting Policies

Basis of accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in non-benefit responsive guaranteed interest accounts are reported at fair value. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2.	Summary of Significant Accounting Policies (Continued)

The Plan has guaranteed interest accounts with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest accounts promise contract value for a benefit event (termination, death, disability and retirement); however, there is a possible surrender charge when funds are withdrawn prior to their maturity. Thus the guaranteed interest accounts are considered non-benefit responsive. Fair market value is the amount that would be received were the funds to be withdrawn or transferred within the Plan prior to maturity. This fair market value represents guaranteed interest account contract values adjusted to reflect current market interest rates only to the extent such market rates exceed crediting rates. This value represents contributions allocated to guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay benefits and insurance company administrative expenses. All withdrawals from the guaranteed account are made on a last-in, first-out basis and are made at either book value, the lesser of book or market value, or market value depending upon the withdrawal type as outlined in the contract. Book value equals the sum of all contributions made to the participant account plus interest owed less all asset charges, fees and any previous withdrawals. The contract is therefore included in the financial statements at fair value as reported to the Plan by Principal.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment is not materially different from its fair value.
The Plan added the Principal Fixed Income Guaranteed Option (Guaranteed Option) during 2012. Guaranteed Option is a Group Annuity Contract - Custodial Interest Contract and is backed by the assets of the general account of Principal Life Insurance Company. Benefit payments are made at contract value (no termination or surrender charges) for plan benefit events and investment transfers initiated by plan participants. Thus, this contract is considered benefit responsive and is reported in these financial statements at contract value which equals fair value. The average yield for this benefit responsive contract was 1.76% during 2012 and the crediting interest rate was 1.45% as of December 31, 2012.
Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the plan document and are included in benefits paid to participants.
Payment of benefits: Benefits are recorded when paid.
Income taxes: Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2009.
Subsequent events: The Plan Administrator has evaluated events or transactions for potential recognition or disclosure through the date on which the financial statements were issued.
Recent accounting pronouncements: In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The provisions of ASU 2011-04 did not have a material effect on the Plan's financial statements.

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3.	Investments

The fair value of individual investments that represented 5% or more of the Plan's net assets as of December 31, 2012 and 2011 was as follows:

	2012	2011
Investments at fair value:
Guaranteed interest accounts	$2,375,619	$4,298,216
Pooled separate accounts:
Principal International Emerging Markets	1,856,497	1,828,550
Principal Large Cap S&P 500 Index	2,209,986	2,304,912
Principal Lifetime 2020	3,464,242	3,161,645
Principal Lifetime 2030	3,416,673	3,146,816
Principal Lifetime 2040	2,395,622	*
Principal Bond and Mortgage	2,571,689	*
Principal Money Market	*	1,855,086
Principal Small Cap Blend	*	1,848,586
Principal Small Cap S&P 600	2,461,583	*
* Amount less than 5%.

During the year ended December 31, 2012, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Year ended	December 31, 2012
Guaranteed interest accounts	$1,210
Pooled separate accounts	3,665,165
Mutual funds	4,642
Common stock of The Coca-Cola Company	75,845
Net appreciation in fair value of investments	$3,746,862

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4.	Fair Value Measurements

ASC 820, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Pooled separate accounts: Pooled separate accounts invest primarily in long term bonds, domestic and international stocks, or single mutual funds. The net asset value is used as a practical expedient to determine fair value for these accounts. Each pooled separate account provides for redemptions by the Plan at reported net asset values per share, with no advance notice requirement; therefore these funds are classified within Level 2 of the valuation hierarchy. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

Mutual funds: The fair value is based on quoted market prices in active markets. Accordingly, the fair value is established using this Level 1 input.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded. Accordingly, the fair value is established using Level 1 inputs.

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4.	Fair Value Measurements (Continued)

Investment contract: The Fixed Income Guaranteed Option (Guaranteed Option) is a benefit-responsive group annuity contract issued by Principal Life Insurance Company and is carried at fair value. The following table provides information about significant unobservable inputs related to the Plan's investment in the Guaranteed Option, which is categorized as Level 3 in the ASC 820 fair value hierarchy.

Contract Type	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Net Crediting Interest Rates
Custodial Guaranteed Interest Contract	$1,443,328	Fair value equals contract value	Composite Crediting Rate	1.45%-2.00%

The concept of a value other than contract value does not apply to this insurance company issued general account backed evergreen (no maturity date) group annuity contract. Even upon a discontinuance of the contract, contract value would be paid if the sponsor provides a 12-month irrevocable advance notice.  As there are not any specific securities in the general account that back the liabilities of this annuity contract, it would be inappropriate to look to the market value of the securities within the insurer's general account to determine a fair value. The plan owns a promise to pay interest at crediting rates which are announced in advance and reset semiannually. The crediting rate is net of administrative fees.

The contract is backed by the full faith and creditworthiness of the issuer.  Guarantees are based on the claims-paying ability of the issuer and not on the value of the securities within the insurer's general account. As a result, the fair value amount shown is equal to the contract value. Contract value represents deposits made to the contract, plus earnings at guaranteed net crediting rates, less withdrawals.  Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the securities in the insurers general assets. Past interest rates are not indicative of future interest rates.

Guaranteed interest accounts: The Principal Guaranteed Interest Accounts (GIA) cannot be sold to a third-party, thus, the only option to exit the GIAs is to withdraw the funds prior to maturity. The fair value is the discontinuance value which is the amount the plan participant would receive if they transfer or surrender their funds out of the guaranteed interest account prior to maturity. The fair value of the GIAs is computed using a combination of the current interest rates based on remaining investment terms at the reporting date as well as the Interest Rate on Account. If the applicable interest rate is greater than the interest rate on the account, the fair value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the years (including fractional years) until the maturity date. If the applicable interest rate is equal to or less than the interest rate on the account, the fair value is equal to the contract value. The following table provides information about significant unobservable inputs related to the Plan's investment in the Guaranteed Interest Accounts, which is categorized as Level 3 in the ASC 820 fair value hierarchy.

Contract Type	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Crediting Interest Rates
Guaranteed Interest	$2,375,619	Assumed proceeds at discontinuance	Composite Guaranteed Rate	0.05%-4.05%
			Current Rate on December 31, 2012	0.64%-1.03%

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2012 and 2011.

	Investments at Fair Value
	Level 1	Level 2	Level 3	Total
December 31, 2012:
Pooled separate accounts:
Lifetime balanced asset allocation	$—	$11,140,530	$—	$11,140,530
Fixed income securities	—	2,850,083	—	2,850,083
Large U.S. equity	—	3,089,098	—	3,089,098
Small/mid U.S. equity	—	5,951,053	—	5,951,053
International equity	—	2,741,134	—	2,741,134
U.S. real estate	—	1,311,200	—	1,311,200
Other	—	79,864	—	79,864
Mutual funds:
Fixed income	862,721	—	—	862,721
Other	305,376	—	—	305,376
Small/mid U.S. equity	1,060	—	—	1,060
Common stock	1,745,545	—	—	1,745,545
Investment contract	—	—	1,443,328	1,443,328
Guaranteed interest accounts	—	—	2,375,619	2,375,619
Total investments at fair value	$2,914,702	$27,162,962	$3,818,947	$33,896,611

December 31, 2011:
Pooled separate accounts:
Lifetime balanced asset allocation	$—	$9,339,366	$—	$9,339,366
Fixed income securities	—	3,008,007	—	3,008,007
Large U.S. equity	—	3,242,886	—	3,242,886
Small/mid U.S. equity	—	6,292,984	—	6,292,984
International equity	—	2,757,250	—	2,757,250
Short-term fixed income	—	1,855,086	—	1,855,086
U.S. real estate	—	1,301,480	—	1,301,480
Other	—	249,537	—	249,537
Common stock	1,602,072	—	—	1,602,072
Guaranteed interest accounts	—	—	4,298,216	4,298,216
Total investments at fair value	$1,602,072	$28,046,596	$4,298,216	$33,946,884

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4.	Fair Value Measurements (Continued)

Level 3 gains and losses: The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2012.

	Guaranteed Interest Accounts	Investment Contract	Totals
Balance, beginning of year	$4,298,216	$—	$4,298,216
Unrealized gains/(losses) relating to investments held at end of year	1,210	—	1,210
Purchases	310,213	2,011,241	2,321,454
Sales	(2,260,190)	(582,718)	(2,842,908)
Interest credited	26,170	14,805	40,975
Balance, end of year	$2,375,619	$1,443,328	$3,818,947

The following table sets forth additional disclosures of the Plan's investments, whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2012, and 2011:

	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
December 31, 2012:
Pooled separate accounts:
Lifetime balanced asset allocation (a)	$11,140,530	$—	Daily	None
Fixed income securities (b)	2,850,083	—	Daily	None
Large U.S. equity (c)	3,089,098	—	Daily	None
Small/mid U.S. equity (d)	5,951,053	—	Daily	None
International equity (e)	2,741,134	—	Daily	None
U.S. real estate (f)	1,311,200		Daily	None
Other (g)	79,864	—	Daily	None
Total	$27,162,962	$—
December 31, 2011:
Pooled separate accounts:
Lifetime balanced asset allocation (a)	$9,339,366	$—	Daily	None
Fixed income securities (b)	3,008,007	—	Daily	None
Large U.S. equity (c)	3,242,886	—	Daily	None
Small/mid U.S. equity (d)	6,292,984	—	Daily	None
International equity (e)	2,757,250	—	Daily	None
Short-term fixed income (h)	1,855,086	—	Daily	None
U.S. real estate (f)	1,301,480	—	Daily	None
Other (g)	249,537	—	Daily	None
Total	$28,046,596	$—

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4.	Fair Value Measurements (Continued)

(a) The pooled separate accounts in this category are primarily “target date funds” that seek a total return consisting of long-term growth and current income. Selected funds within this category may invest in domestic and foreign equity, real assets and alternative investments, and fixed income funds. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(b) The pooled separate accounts in this category primarily invest in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and US government and agency-backed securities. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(c) The pooled separate accounts in this category primarily invest in equity securities of U.S. companies with large market capitalization. Selected funds within this category may invest in stocks of foreign companies, convertible debt securities, and real estate investment trusts. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(d) The pooled separate accounts in this category seek long-term growth by primarily investing in U.S. equity securities of companies with small to mid-size market capitalization. Selected funds within this category may invest in stocks of foreign companies, U.S. and foreign preferred stocks, convertible debt securities, equity-equivalent securities, non-leveraged stock index futures contracts and options, notes, bonds, and other debt securities. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(e) This category seeks long-term growth by investing in common stocks of non-U.S. companies. Funds within this category may invest in securities of companies with their principal place of business or principal office in emerging market countries or index futures and options and exchange traded funds. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(f) This category invests the majority of its assets in U.S. commercial real estate holdings including multifamily, office, warehouse, manufacturing, and retail properties. It focuses on properties that return both lease income and appreciation of the buildings' marketable value. Investments in this category can be redeemed once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this period.

(g) The pooled separate accounts in this category invest primarily in Principal Financial Group stock or other pooled separate accounts offered by Principal. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4.	Fair Value Measurements (Continued)

(h) The pooled separate accounts in this category invest mainly in short term securities such as commercial paper. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

Note 5.	Party-In-Interest Transactions

Parties-in-interest are defined under DOL Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. As such, transactions conducted with Principal, the Company and The Coca-Cola Company qualify as party-in-interest transactions.

Note 6.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 2, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7.	Plan Termination

While it has expressed no intention to do so, the Company has the right to terminate the Plan. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants of the Plan in accordance with the provisions of ERISA.

Note 8.	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.	Related Party Transactions

The Plan's investment options include the common stock of The Coca-Cola Company (TCCC). Coca-Cola Refreshments USA, Inc., a wholly owned subsidiary of TCCC, owns a majority of the outstanding shares of the Plan sponsor's stock. As of December 31, 2012 and 2011, Plan investments in the common stock of The Coca-Cola Company had a fair value of $1,745,545 and $1,602,072, respectively.

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
EIN: 75-1710284 PN: 001
Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	Principal Life Insurance Company	Guaranteed interest accounts	$2,375,619
*	Principal Life Insurance Company	Fixed Income Guaranteed Option	1,443,328
	Pooled separate accounts:
*	Principal Life Insurance Company	Bond and Mortgage	2,571,689
*	Principal Life Insurance Company	Bond Market Index	278,394
*	Principal Life Insurance Company	Equity Income	315,476
*	Principal Life Insurance Company	International Emerging Markets	1,856,497
*	Principal Life Insurance Company	International Equity Index	884,637
*	Principal Life Insurance Company	Large Cap Growth II	563,636
*	Principal Life Insurance Company	Large Cap S&P 500 Index	2,209,986
*	Principal Life Insurance Company	Lifetime 2010	709,420
*	Principal Life Insurance Company	Lifetime 2020	3,464,242
*	Principal Life Insurance Company	Lifetime 2030	3,416,673
*	Principal Life Insurance Company	Lifetime 2040	2,395,622
*	Principal Life Insurance Company	Lifetime 2050	887,807
*	Principal Life Insurance Company	Lifetime Strategic Income	266,766
*	Principal Life Insurance Company	Mid Cap Growth III	883,085
*	Principal Life Insurance Company	Mid Cap S&P 400 Index	1,515,640
*	Principal Life Insurance Company	Mid Cap Value III	849,705
*	Principal Life Insurance Company	Principal Financial Group, Inc. Stock	79,864
*	Principal Life Insurance Company	Small Cap Growth II	241,040
*	Principal Life Insurance Company	Small Cap 600 Index	2,461,583
*	Principal Life Insurance Company	U.S. Property	1,311,200
			27,162,962
	Mutual funds:
	Fidelity Investments	Advantage Gov't Income A Fund	862,721
	Goldman Sachs	Small Cap Value A Fund	1,060
	PIMCO	Commercial Real Return Strategy A Fund	305,376
			1,169,157
*	The Coca-Cola Company	Common stock	1,745,545
*	Participants	Notes receivable with interest rates ranging from 4.25% to 9.25% due through November 2025	1,815,277
			$35,711,888
* Party-in-interest to the Plan
Note: Column (d) cost is not required for participant-directed investments.
See Independent Auditor's Report.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN (Name of Plan)

/s/ SUSAN M. FLEMING
Date:	July 15, 2013	Susan M. Fleming Chairperson, The Coca-Cola Company Benefits Committee

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm